

February 24, 2011

Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

> **Re:** **SandRidge Mississippian Trust I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-171551**
>
> **SandRidge Energy, Inc.**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed February 9, 2011**
> **File No. 333-171551-01**
>
> **SandRidge Energy, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 1, 2010**
> **File No. 001-33784**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 001-33784**

Dear Mr. Ward:

We have reviewed your amended registration statement and response letter filed February 9, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-1 and Form S-3

Target Distribution and Subordination and Incentive Thresholds, page 5

1. We note your response to comment 19 in our letter dated February 1, 2011. Please provide similar disclosure in an appropriate location in the prospectus.

U.S. Federal Income Tax Considerations, page 88

2. We note your response to comment 33 in our letter dated February 1, 2011. Please revise to disclose your response in the prospectus.

Engineering Comments

3. Regarding your response to our prior comment 38, we note that you booked 27.5 million barrels equivalent in 2007. Please tell us if you anticipate the development of those reserves within five years of first being classified as proved reserves.

4. We have considered your response to our prior comment 44 and do not concur. Given the importance that you attribute to Sandridge's success as an operator, the average cumulative oil and gas production and the average age of these wells is material information.

5. We have considered your response to our prior comment 47. The ability of the wells to pay out their drilling and completion costs will impact the estimate of proved reserves, production and the cash that can be distributed to the Trust's investors. We reiterate our request that you disclose the number of wells that are not expected to meet their drilling costs.

6. In regard to your response to our prior comment 55, you state in the last sentence in the first paragraph under Technologies on page 66 that production from other wells confirm that horizontal wells across the AMI have similar performance with respect to initial production, decline curve shape and estimated ultimate reserve recovery. However, this does not appear to reconcile with the initial production rates of the horizontal wells drilled to date and the ultimate recovery information that you have provided to us supplementally. Also there appears to be no correlation of performance with lateral length of the horizontal wells. In fact, it appears that the best performing well is actually producing from the shortest lateral length of any of the horizontal wells. Please remove or revise the last sentence.

In this regard, we note that your revised Risk Factor language on page 20 actually says "estimated total reserves vary substantially from well to well and are not directly correlated to perforated lateral length or completion technique." This statement does not support your response. Because of the unpredictability of the performance and estimated ultimate recoveries, it appears that proved reserve estimates for all the proved undeveloped wells should be no more than the median estimated ultimate recovery determined for the producing wells. Please revise your document if necessary.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions about the engineering comments. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: David H. Engvall, Esq. (*via facsimile at* (202) 778-5307)
        Covington & Burling LLP
        1201 Pennsylvania Avenue, N.W.
        Washington, DC 20004